Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 20 MARCH 2026

Reference is made to the circular (the “Circular”) of Graphex Group Limited (the “Company”) dated 30 January 2026 incorporating the notice (the “Notice”) of the extraordinary general meeting (the “EGM”). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

POLL RESULTS

At the EGM held on 20 March 2026, voting on the proposed ordinary resolution (the “Resolution”) as set out in the Notice wase taken by poll.

The poll results in respect of the Resolution proposed at the EGM were as follows:

ORDINARY RESOLUTION	Number of Votes (Approximate %)
	For	Against
To approve, confirm and ratify the Agreement dated 1 December 2025 and the transactions contemplated thereunder as set out in the Notice of EGM, and, to grant the Proposed Mandate to the Board for a period of 18 months commencing from the date of passing of this resolution to enter into the Definitive Agreement with the Purchaser for the Possible Disposal and complete the Possible Disposal based on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option.	240,347,027 100.00%	0 0.00%

The full text of the Resolution proposed at the EGM was set out in the Notice.

As more than 50% of the votes were cast in favour of the Resolution at the EGM, the Resolution was duly passed as an ordinary resolution of the Company.

As at the date of the EGM, the total number of issued Shares of the Company was 941,313,336 Shares, which was the total number of Shares entitling the Shareholders to attend and vote on the Resolution proposed at the EGM. No Shareholder was entitled to attend but was required to abstain from voting in favour of the Resolution at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has stated the intention in the Circular to vote against or to abstain from voting on the Resolution at the EGM. There was no restriction on any of the Shareholders to cast votes on the Resolution proposed at the EGM.

The Company’s branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited, was appointed as the scrutineer for the poll at the EGM.

The Company would like to report that all Directors (except for Mr. Ma Lida, who was unable to attend due to other work commitment) have attended the EGM.

THE POSSIBLE DISPOSAL

The Company has been in close contact with the Purchaser on the Possible Disposal ever since the entering into of the Agreement. As the mandate sought by the Board from the Shareholders authorizing the Directors to proceed with and complete the Possible Disposal with the Purchaser on the Principal Terms in the event the Purchaser elected to exercise the Option has been granted at the EGM, the Company will push forward with the Possible Disposal and will work closely with the Purchaser to facilitate the due diligence review on the affairs of the Disposal Company that may be conducted by the Purchaser during the Option Term.

The Company will make further announcements to keep the Shareholders and potential investors abreast of the progress and development on the Possible Disposal as and when appropriate in compliance with the Listing Rules.

WARNING

The Possible Disposal is subject to the exercise by the Purchaser of the Option prior to the expiration of the Option Term at the Purchaser’s sole discretion. Accordingly, the Possible Disposal may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in securities of the Company.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 20 March 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Director is Mr. Liu Kwong Sang.

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